November 2, 2010

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Your letter dated October 21, 2010
LaserCard Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended April 2, 2010
Filed June 15, 2010
File No. 000-06377

Dear Ms. Collins:

We have reviewed your letter dated October 21, 2010 and we have provided the following responses and supplementary information.  For ease of reference, we have keyed each of our responses below to the comment number set forth in your letter.

Form 10-K for the Fiscal Year Ended April 2, 2010

Item 11. Executive Compensation (incorporated by reference to the definitive proxy statement filed July 30, 2010

Compensation Discussion and Analysis, page 10

General

1.
Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each equity compensation levels in 2010.  We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made equity award determinations for the fiscal year for which compensation is being reported.  Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.  You should provide complete discussions of the specific factors considered by the Committee in ultimately approving that form of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

LaserCard Corporation
1875 North Shoreline Boulevard, Mountain View, CA 94043.  Tel (650) 969-4428.  Fax (650) 969-6121.  www.lasercard.com

Response:  The restricted stock awards granted by the Company to its named executive officers in 2009 were determined by the Compensation Committee1 to be appropriate in the exercise of its business judgment.  The two specific factors that were taken into account by the Compensation Committee in approving these awards were the Compensation Committee’s subjective assessment that the Company achieved a high level of pre-tax income for the first quarter of fiscal year 2010 and the fact that no bonuses had been paid under the Company’s annual bonus plan for fiscal year 2009.  These factors were disclosed on page 13 of the proxy statement.  The allocation of restricted shares between the named executive officers was generally proportionate to their respective target bonus levels.  No other specific factors were considered by the Compensation Committee in making its determinations.  While the Company believes that its disclosure appropriately and adequately explains the process followed by the Compensation Committee and the bases for its restricted stock awards, when applicable in future filings, the Company will include additional language to clarify the basis, if any, for differences in the named executive officers’ respective grant levels, that the Compensation Committee does not use a formula or assign any particular weights to the various factors that it considers in making its determinations but instead relies on its business judgment and experience to determine the appropriate grant levels and, if any specific factors are considered, it will identify them (as it did this year on page 13 of the proxy statement) as required by Item 402 of Regulation S-K.

LaserCard management acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if additional information is needed and when your review is complete.

Sincerely,

/s/Steven G. Larson
Steven G. Larson
Vice President, Finance
LaserCard Corporation

1 As noted in the proxy, the compensation of the Company’s Chief Executive Officer is established by the independent members of the Board of Directors after taking into account the recommendations of the Compensation Committee.   The Compensation Committee approves the compensation for each of the Company’s other named executive officers.  For simplicity, “Compensation Committee” is used in this letter to refer both to the Compensation Committee and, in establishing the compensation of the CEO, the independent directors.